Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization
GGP Limited Partnership	Delaware
GGP Limited Partnership II	Delaware
GGP Real Estate Holding I, Inc.	Delaware
GGP Real Estate Holding II, Inc.	Delaware
GGPLP L.L.C.	Delaware
GGPLP Real Estate, Inc.	Delaware
GGP-TRC, LLC	Delaware